KIRIN BREWERY COMPANY, LIMITED

May 1, 2007

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2007

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications
	Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: None

Changes in scope of consolidation and application of equity method:

Consolidation:	Increase	None	Decrease	1 company
Equity method:	Increase	1 company	Decrease	None

2. Business results and financial positions for the first quarter of 2007 (January 1, 2007 - March 31, 2007)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
First quarter ended March 31, 2007	378,009	8.0	16,923	18.5	16,685	8.2
First quarter ended March 31, 2006	350,101	12.4	14,286	223.7	15,424	201.5
Year ended December 31, 2006	1,665,946		116,358		120,865	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
First quarter ended March 31, 2007	6,516	2.3	6.82	-
First quarter ended March 31, 2006	6,369	544.9	6.66	-
Year ended December 31, 2006	53,512		55.98	-

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2007 to those for the first quarter ended March 31, 2006.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
March 31, 2007	1,942,685	1,059,080	52.1	1,060.17
March 31, 2006	1,925,976	977,977	50.8	1,022.76
December 31, 2006	1,963,586	1,043,724	50.6	1,040.44

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
First quarter ended March 31, 2007	(22,432)	8,294	(1,658)	69,963
First quarter ended March 31, 2006	(7,264)	(15,563)	47,227	189,755
Year ended December 31, 2006	123,685	(153,239)	(50,012)	86,588

3. Forecast of business results for the current fiscal year (January 1, 2007 - December 31, 2007)

	Sales (¥ millions)	Ordinary Income (¥ millions)	Net income (¥ millions)
6 months ending June 30, 2007	859,000	37,000	10,000
Year ending December 31, 2007	1,880,000	121,000	55,000

Reference: Forecasted net income per share (Year ending December 31,2007) ¥57.57

Forecasted operating income (6 months ending June 30, 2007) ¥38,000 millions

Forecasted operating income (Year ending December 31, 2007) ¥121,000 millions

Note: Forecast of business results stated above has not been changed from the forecast disclosed on February 7, 2007.

4. CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2007

Consolidated sales for the first quarter period under review were favorable in each business segment and particularly in the alcohol beverages business, exceeding the results from the previous comparable period. Earnings also increased, as a result of the higher consolidated sales. Consolidated sales for the three-month period ended March 31, 2007 increased 8.0% to ¥378.0 billion, and consolidated operating income for the quarter increased 18.5% to ¥16.9 billion. Consolidated ordinary income increased 8.2% to ¥16.6 billion, and consolidated net income increased 2.3% to ¥6.5 billion.

Alcohol Beverages Business

In the domestic alcohol beverages business we are endeavoring to develop our operations as a comprehensive alcohol beverages business while continuing to provide value-added products that meet the increasingly diverse needs of customers, and as a result of our efforts we have created competitive advantages in each category.

In beer, we launched a major new beer, *Kirin The Gold*, on March 20, 2007. This is the first major new beer brand launched by Kirin for 17 years, and it is targeted at younger adult consumers in their 20s to 30s who are looking for a genuine beer experience and beer bitterness. The brewing methods used to create *Kirin The Gold* represents the combined technical experience gained in the 100 years since Kirin's founding, based on a new technique that offers customers 'hidden bitterness.' Pre-launch marketing activities included teaser advertising and nationwide sampling campaigns, and the product was launched simultaneously nationwide through more than 10,000 volume retailers. This approach led to an extremely strong product launch, with sales in the first month greatly exceeding forecasts to reach 1.6 million cases (20 large bottles =12.66 liters per case). This puts sales well on track to reach target first year sales of 8 million cases.

Other initiatives in beer included the launch on March 7 of a new 6% alcohol chilled beer, *Grand Ale*, the first such chilled beer on the market. This followed a freshening up of our key beer brand *Kirin Ichiban Shibori* from January.

The happo-shu market remains strong, despite some impact from the expansion of the new genre category, and happo-shu continues to be a major staple of the home consumption market. During the period under review we renewed our core brand *Kirin Tanrei Nama*, offering improved taste and packaging design. Within the *Tanrei* range, sales of *Tanrei Green Label* (with 70% less sugar than Kirin's regular happo-shu) and *Tanrei Alpha* (with purins cut by 99% and sugars by 60%) continued the positive sales trend of the previous year as the consumer market became increasingly health conscious. Following the highly successful launch of *Kirin Enjuku* in 2006, on February 21, 2007 we launched an extension brand, *Kirin Enjuku Kuro.*

In the new genre market, the growth of the product led it to account for approximately 20% of the combined beer + happo-shu + new genre category by volume during the period. In late February 2007 we renewed *Kirin Nodogoshi Nama* with a revised taste and package design, aiming to build on the very high popularity it has enjoyed since its launch in 2005. The strength of *Kirin Nodogoshi Nama* is reflected in its continued hold on No. 1 position in the new genre market[1].

Kirin's sales volume of beer + happo-shu + new genre in the first quarter of fiscal 2007 were in line with plans.

In the RTD market, our *Kirin Chu-hi Hyoketsu* series has driven the market since its launch in 2001. On February 28 we launched *Kirin Chu-hi Hyoketsu Hayazumi Mandarin Orange*, our first seasonal flavor in the 50% reduced sugars series. In addition, in February we launched a low alcohol beverage *Two Dogs*, a product in which fruit juice itself is fermented directly. We began importing *Two Dogs* in 1998, and, following the acquisition of trademark rights in February 2006, have now commenced domestic production. In addition to the established lemon flavor, we are adding a new flavor, Grapefruit,

[1] Taxed shipments of Kirin New Genre, January-March 2007

to the product range. From January 1, 2007 we shifted to an open pricing system and new guidelines for our chu-hi products, as part of measures to pursue a shift in emphasis from *price* to *value*.

In the spirits market, we continued efforts to strengthen the market position of our three main brands: the imported scotch whiskey *Chivas Regal*; our own brand of bourbon whiskey *Four Roses*; and our first domestically produced Kirin-branded whisky, *Fuji-Sanroku*. In the shochu market, which has become the second-largest category after beer + happo-shu + new genre, we added to our core brand *Pure Blue* with the launch last August of *Kirin Kaori Mugi* and *Kirin Maroyaka Imo*, and the stable contribution from these products helped produce a year-on-year increase in sales of shochu in the first three months of 2007.

In wines, in March 2007 we announced details of our new operating structure following our business and capital alliance with Mercian Corporation. A feature of this new structure is that Kirin's wine operations are being transferred to Mercian Corporation, while Mercian's shochu, RTD, Chinese liquor, Western liquor and processing sake operations will be transferred to Kirin. In advance of these changes, from April 2007 Kirin Communication Stage is embarking on merchandising operations for Mercian's wine range in the Tokyo metropolitan area. A range of other joint initiatives are being undertaken to develop synergies and provide customers with added value, including collaborative use of plant and facilities, personnel exchanges, and, from April, the integration of R&D functions for RTDs and shochu into Kirin's Research Laboratories for Brewing.

In marketing, following the Kirin Centenary celebrations that we began in November 2006, we launched the third stage of this program with a customer thanks campaign offering consumers the chance to "Drink the pioneer of Japanese beer". During the period January 17 to April 6, 2007 we offered customers a limited-availability recreation of the first beer brewed and marketed in Japan in the Meiji era, which can be considered "the pioneer of domestically brewed beer," and provided 300,000 people with gift packs of two large bottles of this beer, to enthusiastic market support.

In sales, we continued measures to ensure and improve the quality of our product at commercial premises through the promulgation of our nationwide '*Kirin manten nama no mise*' program, a Kirin satisfaction system under which the restaurants and bars carrying our keg beer receive official approval in accordance with certain standards.

In our overseas alcohol beverages business, which we are pursuing mainly in Asia and Oceania, we began construction of a new high-quality brewery that will double current capacity at Kirin Brewery (Zhuhai) Company, Limited in the Pearl River Delta region of China. This plant will produce 200,000KL of beer per year when fully commissioned, and construction is proceeding at a rapid pace for its planned opening in July 2007 with an initial capacity of 170,000KL. Kirin (China) Investment Co., Ltd. will in May 2007 launch *Qin Qilin*, a new product that has been developed to meet the tastes of consumers in Shanghai. Further, following the launch in 2006 of our first Kirin brand product, *Zui Qilin*, at Dalian Daxue Brewery Co., Ltd., we have been moving quickly to expand the sales network for this product. At Lion Nathan, beer operations in Australia and New Zealand trended favorably. In the Russian market, where the market has continued to show double-digit growth, we began local production of Kirin brand beer last year, and since then have been working to grow sales.

Reflecting solid performance in both domestic and overseas markets, consolidated sales and operating income in the alcohol beverages business both increased for the period under review. Consolidated sales increased 8.3% to ¥241.7 billion compared with the first quarter of the previous year, and operating income increased 1.6% to ¥12.0 billion.

Soft Drinks Business

In the soft drinks business, Kirin Beverage Corporation's medium-term business plan has positioned the period from

2007 to 2009 as 'Three years to establish a new competitive position', and is actively pursuing business development. At Kirin Beverage we are undertaking active measures to build the sales base, boost brand power, and develop a 'total marketing' approach with management strategies tailored to specific regions and business channels. As a result of these efforts to expand the scale of our domestic soft drinks operations, our sales volumes growth for the period under review exceeded the industry average, despite an extremely competitive market.

In March 2007 we relaunched our core brand *Nama-cha*. Our focus with the new *Kirin Nama-cha* is to insist on the sweetness of tea leaves we use, with a rigorous reappraisal of our production process from ingredients selection through to production methods, and our efforts to create a recognizable increase in quality received strong consumer support and a strong start to sales. In our *Kirin FIRE Hikitate Koubou* series of canned coffee, we have reduced the time between roasting the coffee beans and brewing the coffee by six hours, reflected in our marketing slogan "Brewed within 18 hours", and with this focus on freshness and product quality we have built on the strong support received last year. In *Kirin Gogono-Kocha* we have focused on appealing to health-conscious adult consumers, and the product range has been very well received. In the market for sugar-free carbonated waters, which continues to show strong promise, we strived to lead the market and boost sales with a renewal of *KIRIN NUDA*. Sales of mineral waters *Kirin-Alkali-Ion-no- Mizu* and *Volvic* remained strong, with further double-digit growth.

In marketing, a number of initiatives have been carried out to develop and grow new markets through joint activities with the domestic alcohol beverages business. One such example is using *KIRIN NUDA* in the promotion of original cocktail creations at restaurants and bars.

In overseas soft drinks operations, we began manufacturing *Kirin Nama-cha* at a San Miguel plant in Thailand for the Thailand market. In China, where in 2006 we established a 100% subsidiary of Kirin Beverage, Kirin Beverage (Shanghai) Co. Ltd., to boost production capacity in that country, we began manufacturing Kirin Gogono-Kocha Milk Tea in PET bottles. This is being marketed in Shanghai by Shanghai Jin Jiang Kirin Beverage & Food Co., and early sales have been encouraging.

Consolidated sales and income in the soft drinks business for the first quarter of 2007 were higher than in the previous comparable period, supported by strong sales of domestic soft drink beverages, with sales increasing 7.6% to ¥83.8 billion, and operating income increasing 300.3% to ¥3.1 billion.

Pharmaceuticals Business

During the three months under review we continued active marketing of *ESPO*, a treatment for renal anemia, *GRAN*, an agent used for leucopenia, *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism, *PHOSBLOCK Tablets*, for the treatment of hyperphosphatemia, and *Busulfex* (commonly known as *Busulfan*), a conditioning agent prior to allogenic hematopoietic stem cell transplantation. In human antibody medicines, which we have positioned as an area of strategic focus for pharmaceuticals business development for the future, in January 2007 we signed a basic agreement with Astellas Pharma Inc. for global licensing and joint R&D in relation to *CD40 antagonist mAb*, a fully human monoclonal antibody developed by Kirin.

Consolidated sales and income in the pharmaceuticals business decreased slightly in the period under review, primarily because of the impact of NHI domestic pharmaceutical pricing adjustments in April 2006, and along with Flat Sum Reimbursement relating to dialysis treatment. Sales decreased 0.2% ¥14.3 billion and operating income decreased 0.6% to ¥2 billion.

Other Businesses

The areas of health foods and functional foods has been positioned as a fourth business pillar within Kirin Group. Kirin Yakult NextStage (KYNS), which was established in October 2006, has been transferred the main business of Kirin Well-foods, and from January 2007 began fully-fledged operations as a complete organization encompassing the value chain from development through to production and sales. Kirin Agribio Co., Ltd., the core agribio business within Kirin, has been engaging in activities in line with the basic policy outlined in its business plan for 2007, namely to 'carry out plant-related R&D, make use of technical capabilities held by the Group, and concentrate management resources on the cultivation and seeding of flowers and potatoes.'

In health foods and functional foods, KYNS carried out a product renewal of the liquid version of core product *Lieta**. A new flavor was added to the product line-up, as part of measures to help customers enjoy flavorsome meals while continuing their diets. We continued to build communication lines with customers through our women-only website Lieta-Cafe, aiming to steadily build a long-term presence in a diet market that is showing considerable potential. New products released in the first quarter of the year included *Asa-no- Fruits Kale Juice*, an easy-to-drink kale juice blended with fruits. Separately, we leveraged our enhanced alliance with Yakult Honsha with customer introductions and test marketing of certain products via the 'Yakult Lady' and 'Yakult Beauty' distribution networks.

* *Note:* Lieta *is recognized as the No. 1 style support product sold at drugstores. A Kirin survey from January through December 2006 of diet products sold at drug stores and chemists positioned* Lieta *as the number one brand by unit volume in the calorie control category.*

In another initiative, Takeda-Kirin Foods Corp. formed a joint venture as part of its business alliance with South Korean company Daesang Corporation. The joint venture will operate a new plant being built in Indonesia to manufacture nucleotide seasonings. The plant is scheduled for completion in the second half of 2007, and will support the market competitiveness of our activities in this business sector. Takeda-Kirin Foods Corp. became a 100% subsidiary of Kirin Brewery in April 2007, and its name has been changed to Kirin Food-Tech Company, Limited.

Kirin Agribio underwent a structural reorganization on March 28, 2007, with the establishment of a Business Operation Control Division to enhance overall functions and increase cross-divisional efficiencies, and at the same time marketing functions were concentrated within the Domestic Operating Division. In the first quarter of 2007 we announced the addition of a new product—*Kirin Roses Garden*—to our popular cut-flower *Kirin Roses* line-up, offering customers the opportunity to enjoy growing the flowers in their own gardens. This product, which went on sale in April, represents our first foray into the market for garden-use rose seedlings, building on our existing business in cut-flower seedlings.
Overall sales of our flower and seedling varieties were in line with our plans for the period. Sales at Japan Potato Corp. were strong, centered on the sales of spring-planting types of potatoes including our original Cynthia brand and others.

Compared to the first quarter of 2006, sales in other businesses increased 10.1% to ¥38.0 billion, with operating income of ¥0.2 billion, compared to an operating loss.

5. FULL-YEAR FORECASTS

There is no change to the full-year consolidated forecasts that were announced on February 7, 2007. It should also be noted that, due to the planned shift to an operating company structure on July 1, 2007, non-consolidated forecasts for 2007 have only been made for the first half period.

6. CORPORATE SOCIAL RESPONSIBILITY: POLICY AND PROGRESS UPDATE

CSR within Kirin is positioned as *initiatives through which our company can earn the trust of society*. Under this approach, the themes of our activities include those related to our foundations as a company, such as *compliance* and *safety and reliability*, those related to deepening our communication with society, such as *environmental protection* and *sports sponsorship*, and those related to our co-existence with society, such as *social contributions* and *volunteer activities*. Of

these three aspects of CSR, our key activities with regard to deepening communication with society include the following.

In environmental measures, we have established a Team Ecojiro Movement as part of our centenary activities. This movement, which involves more than 17,000 Kirin Brewery and Group employees, is engaged in our company-wide water quality protection program. As part of this program, we are expanding the scope of the afforestation program that we have promoted in the catchment areas of our factories since 1999. Our measures to reduce CO_2 include the introduction of solar power systems at two plants in Toride and Okayama. The reduction on environmental burden achieved through the introduction of these systems are forecasts to include an annual reduction in CO_2 emissions of 7.6 tons at Toride and 18.5 tons at Okayama. Our 2010 target for reducing CO_2 emissions was to reduce overall emissions and emissions per unit of product to levels at least 25% lower than those of 1990. However, the positive impact of initiatives already introduced—such as changing fuel sources at plants, promoting biogas, and other detailed measures to boost energy efficiency—meant that we achieved this target at the end of 2006. We have now developed revised targets for 2009, under which we aim to reduce overall emissions and emissions per unit of product to levels at least 35% lower than those of 1990, and are actively engaging in measures to help prevent global warming.

Our support for sports included special sponsorship of the Kirin Challenge Cup football match in February between the Japanese and U.S. Under-22 representative teams, and the March match between the Japan national soccer team and Peru. As an official sponsor of sports activities, we are helping to create excitement and develop the fan base in a way that positively links sport with happy lifestyles. Along with Kirin Beverage, we have renewed our official sponsorship with the national soccer team in Japan, confirming our continued support for the eight years to March 2015. Our support has now expanded from the national A, Under-22 age group and women's team, to include representative Futsal and beach soccer teams.

Our activities with regard to beer culture include presenting exhibitions of results into research into historical beer brewing methods and the origins of beer in Japan, within a program of centenary activities. Based on the theme, '100 years of Kirin, 100 year of beer', we launched an audiovisual presentation in February that until October will be toured around six Kirin plants and other locations nationwide, describing Kirin's history from foundation through to the present day, and showing how beer has been part of society's development. We have also been hosting tasting sessions of beer created to reproduce brewing methods used in ancient Egypt, under the theme 'A 5000-year journey with beer', and other seminars covering the history and appeal of beer at Kirin plants throughout Japan. This year also marked our 15th year of the United Nations University Kirin Fellowship, which supports the research activities of institutions aiming to help undeveloped nations mainly in Asia develop self-sustainable solutions to famine. At Kirin Beverage, seminars and exhibitions on tea culture are continuing to be held at five plants throughout Japan.

7. INFLUENCE OF SEASONAL FACTORS

Sales of Kirin Group's core alcohol beverages and soft drinks are subject to significant change with the seasons, as demand peaks in summer. Sales in the first quarter of the year therefore tend to be lower than in other quarters.

8. NOTE CONCERNING FORECASTS

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of March 31, 2007. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31, 2006 Amount	Percentage over total assets	At March 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Assets							
Cash	193,782		72,450		(121,332)	89,483	
Notes and accounts receivable, trade	219,828		283,162		63,334	321,694	
Marketable securities	149		411		262	675	
Inventories	107,277		136,623		29,346	119,887	
Other	43,929		50,209		6,280	45,997	
Allowance for doubtful accounts	(2,519)		(2,431)		88	(1,950)	
Total Current Assets	562,449	29.2	540,426	27.8	(22,023)	575,787	29.3
Fixed Assets							
Property, plant and equipment							
Buildings and structures	184,918		193,706		8,788	194,325	
Machinery, equipment and vehicles	169,846		169,665		(181)	170,095	
Land	152,330		156,612		4,282	155,866	
Construction in progress	33,340		39,336		5,996	33,110	
Other	37,980		41,299		3,319	40,240	
Total	578,415	30.1	600,620	30.9	22,205	593,639	30.2
Intangible Assets							
Consolidation differences	37,640		-		(37,640)	-	
Goodwill	-		95,736		95,736	96,853	
Other	99,880		69,961		(29,919)	72,846	
Total	137,520	7.1	165,697	8.5	28,177	169,699	8.7
Investments and Other Assets							
Investment securities	543,287		560,066		16,779	524,135	
Life insurance investments	37,316		14,789		(22,527)	37,910	
Other	70,706		64,669		(6,037)	66,347	
Allowance for doubtful accounts	(3,720)		(3,584)		136	(3,933)	
Total	647,590	33.6	635,941	32.8	(11,649)	624,460	31.8
Total Fixed Assets	1,363,527	70.8	1,402,258	72.2	38,731	1,387,798	70.7
TOTAL ASSETS	1,925,976	100.0	1,942,685	100.0	16,709	1,963,586	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At March 31, 2006 Amount	Percentage over total assets *	At March 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Liabilities							
Notes and accounts payable, trade	92,440		102,943		10,503	107,610	
Short-term loans payable	40,273		32,055		(8,218)	25,629	
Reserves	-		3,617		3,617	2,602	
Bonds due within one year	69,900		-		(69,900)	-	
Liquor taxes payable	62,221		81,745		19,524	106,429	
Income taxes payable	9,178		13,368		4,190	33,641	
Accrued expenses	75,706		80,495		4,789	85,991	
Deposits received	25,575		20,462		(5,113)	24,886	
Other	42,072		60,564		18,492	62,991	
Total Current Liabilities	417,369	21.7	395,252	20.4	(22,117)	449,763	22.9
Long-term Liabilities							
Bonds	106,327		98,733		(7,594)	98,830	
Long-term debt	90,420		124,436		34,016	116,586	
Employees' pension and retirement benefits	70,345		59,035		(11,310)	62,153	
Other reserves	12,652		10,892		(1,760)	12,139	
Deposits received	72,172		71,288		(884)	69,795	
Other	110,739		123,966		13,227	110,592	
Total Long-term Liabilities	462,658	24.0	488,352	25.1	25,694	470,098	23.9
TOTAL LIABILITIES	880,027	45.7	883,604	45.5	3,577	919,862	46.8
MINORITY INTERESTS	67,971	3.5	-	-	(67,971)	-	-
Common stock	102,045	5.3	-	-	(102,045)	-	-
Capital surplus	71,004	3.7	-	-	(71,004)	-	-
Retained earnings	717,373	37.2	-	-	(717,373)	-	-
Land revaluation difference	(4,713)	(0.2)	-	-	4,713	-	-
Net unrealized holding gains on securities	132,691	6.9	-	-	(132,691)	-	-
Foreign currency translation adjustments	(15,152)	(0.8)	-	-	15,152	-	-
Treasury stock, at cost	(25,272)	(1.3)	-	-	25,272	-	-
TOTAL SHAREHOLDERS' EQUITY	977,977	50.8	-	-	(977,977)	-	-
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,925,976	100.0	-	-	(1,925,976)	-	-

(¥ millions)

NET ASSETS	At March 31, 2006		At March 31, 2007		Increase (Decrease)	At December 31, 2006	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Shareholders' equity							
Common stock	-	-	102,045	5.2	102,045	102,045	5.2
Capital surplus	-	-	71,125	3.7	71,125	71,114	3.6
Retained earnings	-	-	730,052	37.6	730,052	732,134	37.3
Treasury stock, at cost	-	-	(27,128)	(1.4)	(27,128)	(26,797)	(1.4)
Total shareholders' equity	-	-	876,095	45.1	876,095	878,497	44.7
Valuation and translation adjustments							
Net unrealized holding gains on securities	-	-	140,800	7.2	140,800	122,466	6.2
Deferred gains or losses on hedges	-	-	(16)	0.0	(16)	(352)	0.0
Land revaluation difference	-	-	(4,713)	(0.2)	(4,713)	(4,713)	(0.2)
Foreign currency translation adjustments	-	-	486	0.0	486	(1,907)	(0.1)
Total valuation and translation adjustments	-	-	136,557	7.0	136,557	115,492	5.9
Minority interests	-	-	46,427	2.4	46,427	49,734	2.6
TOTAL NET ASSETS	-	-	1,059,080	54.5	1,059,080	1,043,724	53.2
TOTAL LIABILITIES AND NET ASSETS	-	-	1,942,685	100.0	1,942,685	1,963,586	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2006		First quarter ended March 31, 2007		Increase (Decrease)	Year ended December 31, 2006	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales	350,101	100.0	378,009	100.0	27,908	1,665,946	100.0
Cost of sales	208,032	59.4	227,299	60.1	19,267	987,852	59.3
Gross profit	142,068	40.6	150,710	39.9	8,642	678,093	40.7
Selling, general and administrative expenses	127,781	36.5	133,786	35.4	6,005	561,735	33.7
Operating income	14,286	4.1	16,923	4.5	2,637	116,358	7.0
Non-operating income							
Interest income	122		336			1,484	
Dividend income	1,395		465			5,124	
Equity in earnings of affiliates	1,663		2,425			8,131	
Other	1,152		859			4,401	
Total	4,334	1.2	4,086	1.1	(248)	19,142	1.2
Non-operating expenses							
Interest expense	1,954		2,900			9,736	
Loss on sale and disposal of finished goods	5		65			994	
Other	1,235		1,357			3,904	
Total	3,196	0.9	4,324	1.1	1,128	14,635	0.9
Ordinary income	15,424	4.4	16,685	4.4	1,261	120,865	7.3
Special income							
Gain on sale of fixed assets	487		388			2,007	
Reversal of allowance for doubtful accounts	104		89			670	
Gain on sale of investment securities	610		69			7,940	
Gain on sale of shares of subsidiaries and affiliates	-		191			-	
Reversal of other reserves	-		11			409	
Total	1,202	0.3	749	0.2	(453)	11,028	0.7
Special expenses							
Loss on disposal of fixed assets	254		321			6,041	
Loss on sale of fixed assets	47		8			127	
Loss on impairment	-		-			5,755	
Loss on devaluation of investment securities	-		-			195	
Loss on sale of investment securities	4		-			4	
Business restructuring expense	-		-			4,492	
Amortization of goodwill	-		-			1,588	
Loss due to the change in the pension and retirement benefit plans	-		-			2,126	
Total	306	0.1	329	0.1	23	20,332	1.2
Income before income taxes and minority interests	16,321	4.7	17,105	4.5	784	111,560	6.7
Income taxes	7,129	2.0	7,635	2.0	506	50,858	3.1
Minority interests	2,821	0.8	2,954	0.8	133	7,189	0.4
Net income	6,369	1.8	6,516	1.7	147	53,512	3.2

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	First quarter ended March 31, 2006	First quarter ended March 31, 2007	Increase (Decrease)	Year ended December 31, 2006
Cash flows from operating activities				
Income before income taxes and minority interests	16,321	17,105	784	111,560
Depreciation and amortization	16,203	16,510	307	68,432
Increase (decrease) in reserves	(1,388)	(3,544)	(2,156)	(9,511)
Interest and dividend income	(1,513)	(801)	712	(6,609)
Interest expense	1,954	2,900	946	9,736
Decrease (increase) in notes and accounts receivable, trade	70,235	40,503	(29,732)	3,031
Decrease (increase) in inventories	(13,198)	(15,173)	(1,975)	(5,198)
Increase (decrease) in notes and accounts payable, trade	(15,105)	(5,503)	9,602	(8,558)
Increase (decrease) in liquor taxes payable	(45,352)	(27,436)	17,916	(1,203)
Other	(17,228)	(17,750)	(522)	6,533
Sub-total	10,928	6,810	(4,118)	168,213
Interest and dividend received	1,648	1,117	(531)	9,094
Interest paid	(2,272)	(2,023)	249	(10,104)
Income taxes paid	(17,568)	(28,337)	(10,769)	(43,517)
Net cash provided by (used in) operating activities	(7,264)	(22,432)	(15,168)	123,685
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets	(15,608)	(13,469)	2,139	(59,953)
Proceeds from sale of property, plant and equipment and intangible assets	588	1,033	445	4,745
Payment for purchase of marketable securities and investment securities	(97)	(4,816)	(4,719)	(6,716)
Proceeds from sales and redemption of marketable securities and investment securities	677	385	(292)	9,095
Payment for acquisition of shares of newly consolidated subsidiaries	(2,401)	-	2,401	(26,253)
Proceeds from cancellation of life insurance investments	-	23,241	23,241	-
Other	1,277	1,919	642	(74,157)
Net cash provided by (used in) investing activities	(15,563)	8,294	23,857	(153,239)
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	16,751	14,514	(2,237)	(980)
Proceeds from long-term debt	57,549	15,509	(42,040)	77,684
Repayment of long-term debt	(15,788)	(18,635)	(2,847)	(21,770)
Payment for purchase of treasury stock	(187)	(350)	(163)	(1,855)
Proceeds from sale of treasury stock	11	22	11	265
Cash dividends paid	(5,911)	(7,029)	(1,118)	(14,830)
Cash dividends paid to minority shareholders	(4,880)	(6,275)	(1,395)	(17,408)
Other	(316)	586	902	(71,115)
Net cash provided by (used in) financing activities	47,227	(1,658)	(48,885)	(50,012)
Effect of exchange rate fluctuation on cash and cash equivalents	(53)	(829)	(776)	704
Net increase (decrease) in cash and cash equivalents	24,345	(16,625)	(40,970)	(78,862)
Cash and cash equivalents at beginning of year	164,800	86,588	(78,212)	164,800
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	609	-	(609)	650
Cash and cash equivalents at end of period	189,755	69,963	(119,792)	86,588

(SEGMENT INFORMATION)

Business segment information

(¥ millions)

	First quarter ended March 31, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	223,185	77,885	14,426	34,604	350,101	-	350,101
Inter-segment	758	14	-	19,435	20,208	(20,208)	-
Total sales	223,943	77,900	14,426	54,039	370,310	(20,208)	350,101
Operating expenses	212,104	77,107	12,353	54,168	355,733	(19,918)	335,814
Operating income (loss)	11,839	792	2,073	(128)	14,576	(290)	14,286

(¥ millions)

	First quarter ended March 31, 2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	241,718	83,804	14,393	38,093	378,009	-	378,009
Inter-segment	941	11	-	21,585	22,538	(22,538)	-
Total sales	242,660	83,816	14,393	59,678	400,548	(22,538)	378,009
Operating expenses	230,635	80,646	12,333	59,436	383,051	(21,964)	361,086
Operating income	12,024	3,170	2,060	242	17,497	(574)	16,923

Type and nature of products are considered in classification of business segments. Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-Shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

First quarter ended March 31, 2006 ¥ 420 million, mainly consisting of costs for research and development of basic technologies.

First quarter ended March 31, 2007 ¥ 565 million, mainly consisting of costs for research and development of basic technologies.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the first quarter ended March 31, 2007 classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	236,196	6.6
Soft drinks	32,744	8.6
Pharmaceuticals	20,795	5.4
Other	15,871	12.5
Total	305,607	7.0

Note: The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the first quarter ended March 31, 2007 classified by the type of business segment is as follows:
The Company and consolidated subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Others" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	169	8.6	-	-
Soft drinks	83	(86.9)	-	-
Pharmaceuticals	-	-	-	-
Others	1,924	3.2	1,180	124.6
Total	2,177	(18.2)	1,180	124.6

Note: The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the first quarter ended March 31, 2007 classified by the type of business segment is as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	241,718	8.3
Soft drinks	83,804	7.6
Pharmaceuticals	14,393	(0.2)
Others	38,093	10.1
Total	378,009	8.0

Note: The consumption taxes are not included in the above amounts.

KIRIN BREWERY COMPANY, LIMITED

May 1, 2007

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2007

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications
	Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc.

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: None

2. Business results and financial positions for the first quarter of 2007 (January 1, 2007 - March 31, 2007)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
First quarter ended March 31,2007	186,430	(0.2)	2,130	17.4	10,637	14.9
First quarter ended March 31,2006	186,743	17.6	1,814	-	9,255	-
Year ended December 31, 2006	960,727		59,970		88,190	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
First quarter ended March 31,2007	6,881	6.1	7.20	-
First quarter ended March 31,2006	6,486	-	6.78	-
Year ended December 31, 2006	54,639		57.16	-

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2007 to those for the first quarter ended March 31, 2006.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
March 31, 2007	1,424,800	878,352	61.6	919.57
March 31, 2006	1,467,616	844,907	57.6	883.59
December 31, 2006	1,474,538	876,157	59.4	917.10

3. Forecast of business results for the current fiscal year (January 1, 2007 - December 31, 2007)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2007	447,000	29,000	19,000	9.00	-	-
Year ending December 31, 2007	-	-	-	-	9.00	18.00

Reference: Forecasted net income per share (Year ending December 31, 2007) ¥ -
Forecasted operating income (6 months ending June 30, 2007) ¥ 11,000 millions

Note: Forecast of business results stated above has not been changed from the forecast disclosed on February 7, 2007.
Since the Company is scheduled to make the transition to a pure holding company on July 1, 2007, the full-year forecast is not available.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31, 2006		At March 31, 2007		Increase (Decrease)	At December 31, 2006	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Assets							
Cash	182,021		58,838		(123,183)	62,555	
Notes receivable, trade	273		237		(36)	296	
Accounts receivable, trade	118,472		145,709		27,237	182,878	
Inventories	40,266		42,645		2,379	34,463	
Other	45,504		38,788		(6,716)	41,630	
Allowance for doubtful accounts	(1,849)		(1,495)		354	(1,493)	
Total Current Assets	384,688	26.2	284,723	20.0	(99,965)	320,330	21.7
Fixed Assets							
Property, plant and equipment							
Buildings	116,816		112,432		(4,384)	114,152	
Machinery and equipment	101,751		94,992		(6,759)	98,576	
Land	99,426		99,170		(256)	99,179	
Construction in progress	17,444		19,262		1,818	13,382	
Other	28,234		27,285		(949)	27,894	
Total	363,673	24.8	353,143	24.8	(10,530)	353,185	24.0
Intangible Assets	5,736	0.4	9,938	0.7	4,202	10,293	0.7
Investments and Other Assets							
Investment securities	289,918		289,428		(490)	282,442	
Investments in subsidiaries and affiliates (capital stock)	317,122		411,185		94,063	410,221	
Life insurance investments	37,264		14,727		(22,537)	37,828	
Other	73,702		67,542		(6,160)	66,013	
Allowance for doubtful accounts	(4,489)		(5,889)		(1,400)	(5,777)	
Total	713,518	48.6	776,995	54.5	63,477	790,728	53.6
Total Fixed Assets	1,082,927	73.8	1,140,077	80.0	57,150	1,154,207	78.3
TOTAL ASSETS	1,467,616	100.0	1,424,800	100.0	(42,816)	1,474,538	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At March 31, 2006 Amount	Percentage over total assets	At March 31, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Liabilities							
Notes payable, trade	500		867		367	827	
Accounts payable, trade	29,738		29,592		(146)	32,798	
Short-term loans payable	92,593		80,355		(12,238)	74,668	
Reserves	-		1,582		1,582	1,741	
Bonds due within one year	70,000		-		(70,000)	-	
Liquor taxes payable	57,482		76,995		19,513	100,954	
Income taxes payable	3,407		4,072		665	20,599	
Accrued expenses	30,298		28,909		(1,389)	37,703	
Deposits received	23,195		15,317		(7,878)	19,185	
Other	22,869		28,092		5,223	32,151	
Total Current Liabilities	330,085	22.5	265,786	18.7	(64,299)	320,630	21.8
Long-term Liabilities							
Bonds	40,000		40,000		-	40,000	
Long-term debt	56,500		57,160		660	56,960	
Employees' pension and retirement benefits	60,539		48,354		(12,185)	49,884	
Other reserves	4,906		3,525		(1,381)	4,107	
Deposits received	61,756		61,442		(314)	59,935	
Other	68,920		70,179		1,259	66,863	
Total Long-term Liabilities	292,623	19.9	280,661	19.7	(11,962)	277,751	18.8
TOTAL LIABILITIES	622,709	42.4	546,448	38.4	(76,261)	598,381	40.6
Common stock	102,045	7.0	-	-	(102,045)	-	-
Capital surplus							
Additional paid-in capital	70,868		-		(70,868)	-	
Other capital surplus	135		-		(135)	-	
Total Capital Surplus	71,004	4.8	-	-	(71,004)	-	-
Retained earnings							
Legal reserve	25,511		-		(25,511)	-	
Voluntary earned surplus	514,671		-		(514,671)	-	
Unappropriated retained earnings	55,102		-		(55,102)	-	
Total Retained earnings	595,284	40.6	-	-	(595,284)	-	-
Net unrealized holding gains on securities	101,844	6.9	-	-	(101,844)	-	-
Treasury stock, at cost	(25,271)	(1.7)	-	-	25,271	-	-
TOTAL SHAREHOLDERS' EQUITY	844,907	57.6	-	-	(844,907)	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,467,616	100.0	-	-	(1,467,616)	-	-

(¥ millions)

NET ASSETS	At March 31, 2006		At March 31, 2007		Increase (Decrease)	At December 31, 2006	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Shareholders' equity							
Common stock	-	-	102,045	7.1	102,045	102,045	6.9
Capital surplus							
Additional paid-in capital	-		70,868		70,868	70,868	
Other capital surplus	-		257		257	245	
Total capital surplus	-	-	71,125	5.0	71,125	71,114	4.8
Retained earnings							
Legal reserve	-		25,511		25,511	25,511	
Other retained earnings							
Reserve for special depreciation	-		913		913	913	
Reserve for deferred gain on sale of property	-		12,554		12,554	12,554	
Reserve for dividends	-		-		-	6,450	
General reserve	-		531,367		531,367	494,367	
Retained earnings brought forward	-		63,725		63,725	95,992	
Total retained earnings	-	-	634,073	44.5	634,073	635,789	43.1
Treasury stock, at cost	-	-	(27,127)	(1.9)	(27,127)	(26,796)	(1.8)
Total shareholders' equity	-	-	780,116	54.7	780,116	782,153	53.0
Valuation and translation adjustments							
Net unrealized holding gains on securities	-		98,296		98,296	94,080	
Deferred gains or losses on hedges	-		(61)		(61)	(76)	
Total valuation and translation adjustments	-	-	98,235	6.9	98,235	94,004	6.4
TOTAL NET ASSETS	-	-	878,352	61.6	878,352	876,157	59.4
TOTAL LIABILITIES AND NET ASSETS	-	-	1,424,800	100.0	1,424,800	1,474,538	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2006		First quarter ended March 31, 2007		Increase (Decrease)	Year ended December 31, 2006	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales	186,743	100.0	186,430	100.0	(313)	960,727	100.0
Cost of sales	126,220	67.6	126,787	68.0	567	646,720	67.3
Gross profit	60,523	32.4	59,642	32.0	(881)	314,006	32.7
Selling, general and administrative expenses	58,709	31.4	57,512	30.8	(1,197)	254,036	26.4
Operating income	1,814	1.0	2,130	1.1	316	59,970	6.2
Non-operating income							
Interest income	264		372			1,625	
Dividend income	7,255		8,942			27,387	
Other	797		530			4,245	
Total	8,318	4.5	9,845	5.3	1,527	33,258	3.5
Non-operating expenses							
Interest expense	479		643			2,638	
Other	397		693			2,399	
Total	877	0.5	1,337	0.7	460	5,037	0.5
Ordinary income	9,255	5.0	10,637	5.7	1,382	88,190	9.2
Special income	836	0.4	498	0.3	(338)	10,462	1.1
Special expenses	204	0.1	254	0.1	50	11,766	1.2
Income before income taxes	9,886	5.3	10,881	5.8	995	86,887	9.0
Income taxes	3,400	1.8	4,000	2.1	600	32,248	3.4
Net income	6,486	3.5	6,881	3.7	395	54,639	5.7
Retained earnings brought forward from the prior fiscal year	48,615		-		(48,615)	-	
Unappropriated retained earnings	55,102		-		(55,102)	-	

Supplementary Documents to the Financial Statements for the first quarter ended March 31, 2007

KIRIN BREWERY COMPANY, LIMITED

May 1, 2007

Consolidated

1. Results of Operations

(¥ billions)

	2006				2007			
	The 1st quarter Actual		Annual Actual		The 1st quarter Actual		Annual Forecast (Disclosed on February 7, 2007)	
(year-on-year rate)								
Sales	350.1	12.4%	1,665.9	2.1%	378.0	8.0%	1,880.0	12.8%
Operating income	14.2	223.7%	116.3	4.2%	16.9	18.5%	121.0	4.0%
Ordinary income	15.4	201.5%	120.8	5.2%	16.6	8.2%	121.0	0.1%
Net income	6.3	544.9%	53.5	4.4%	6.5	2.3%	55.0	2.8%

2. Sales Details

	2006				2007			
	The 1st quarter Actual		Annual Actual		The 1st quarter Actual		Annual Forecast (Disclosed on February 7, 2007)	
Sales by business segments (year-on-year rate)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)
Total sales	350.1	12.4%	1,665.9	2.1%	378.0	8.0%	1,880.0	12.8%
Alcohol beverages	223.1	18.3%	1,063.3	4.3%	241.7	8.3%	1,203.9	13.2%
Beer, *Happo-shu*, and New genre	198.2	20.9%	947.8	5.0%	203.2	2.5%	997.5	5.2%
Other alcohol beverages	24.9	0.6%	115.5	(1.1%)	38.4	54.0%	206.4	78.7%
Soft drinks	77.8	6.1%	392.7	3.3%	83.8	7.6%	434.5	10.6%
Pharmaceuticals	14.4	14.5%	67.2	(0.5%)	14.3	(0.2%)	70.0	4.1%
Other business	34.6	(5.7%)	142.6	(13.6%)	38.0	10.1%	171.6	20.3%
Agribio	6.1	(5.6%)	18.8	(18.2%)	5.7	(7.0%)	20.2	7.3%
Nutrient Food & Feed	7.4	1.5%	31.7	(3.9%)	6.5	(11.0%)	34.0	7.1%
Other	21.0	(8.1%)	92.0	(15.6%)	25.7	22.5%	117.4	27.5%

Consolidated

3. Profit Breakdown for the 1st quarter (Actual)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverage segment	0.2	FY2006 actual 11.8 => FY2007 actual 12.0	
	0.2	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales increase in beer (10 thousand KL, 1.1), sales decrease in *happo-shu* ((6) thousand KL, (0.6)), in new genre ((8) thousand KL, (0.8)), and in RTD ((9) thousand KL, (0.5)), change in products mix, etc.)
	(1.1)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (0.6), increase in price of malt (0.2), etc.)
	0.9	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion and advertising expenses 1.1 (beer, *happo-shu* and new genre 0.7, RTD (0.1), etc.), Increase in transport expenses (0.2), etc.)
	0.2	Alcohol beverage segment and others	
Soft drinks segment	2.4	FY2006 actual 0.7 => FY2007 actual 3.1	
	3.6	Kirin Beverage	Difference in volume of sales (Increase in sales volume 3,453 thousands case)
	0.4	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, decrease in depreciation)
	(0.9)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	0.4	Kirin Beverage	Decrease in sales promotion and advertising expenses
	(0.5)	Kirin Beverage	Increase in transportation cost (By increase in volume of sales)
	(0.6)	Soft drinks segment and others	
Pharmaceuticals segment	0.0	FY2006 actual 2.0 => FY2007 actual 2.0	
	(0.3)	Kirin Brewery	Decrease in marginal profit of pharmaceuticals
	0.3	Pharmaceuticals segment and others	
Others segment	0.3	FY2006 actual (0.1) => FY2007 actual 0.2	
Eliminations or Corporate	(0.2)	FY2006 actual (0.2) => FY2007 actual (0.4)	
Increase in operating income	2.7	FY2006 actual 14.2 => FY2007 actual 16.9	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Non-operating income and expenses	(1.5)	
	(1.6)	Financial profit, net
	0.8	Equity in earnings of affiliates (1.6 => 2.4)
	(0.7)	Others
Increase in ordinary income	1.2	FY2006 actual 15.4 => FY2007 actual 16.6

Special income and expenses	(0.4)	
	(0.6)	Gain on sale of investment securities (0.6 => 0.0)
	0.2	Others
Minority interests and income taxes, etc.	(0.6)	
	(0.1)	Minority interests ((2.8) => (2.9))
	(0.5)	Income taxes, etc.
Increase in net income	0.2	FY2006 actual 6.3 => FY2007 actual 6.5

Exchange rate for overseas company	2007 The 1st quarter	2006 The 1st quarter
Lion Nathan Ltd. (Australian $)	¥92.02	¥87.18

Consolidated

4. Major Expenses and Others

(¥ billions)

	2006		2007	
	The 1st quarter Actual	Annual Actual	The 1st quarter Actual	Annual Forecast (Disclosed on February 7, 2007)
Research and development expenses	6.6	28.2	6.4	30.0
Depreciation	16.2	68.4	16.5	74.5
Amortization of goodwill *	-	8.0	1.8	7.4
Financial profit, net	(0.4)	(3.1)	(2.0)	(3.1)
Cash flows	24.3	(78.8)	(16.6)	(25.0)
Operating activities	(7.2)	123.6	(22.4)	101.0
Investing activities	(15.5)	(153.2)	8.2	(73.0)
Financing activities	47.2	(50.0)	(1.6)	(53.0)

* Actual cost of amortization of Goodwill for the first quarter of 2006 is included in the depreciation cost.

Consolidated

5. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 The 1st quarter Actual	2007 The 1st quarter Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Notes and accounts receivable, trade	219.8	283.1	63.3	Increase due to addition of newly consolidated subsidiaries (Mercian), etc. *1
Inventories	107.2	136.6	29.3	Increase due to addition of newly consolidated subsidiaries (Mercian), etc. *1
Fixed Assets				
Intangible assets				
Consolidation differences *2	37.6	-	(37.6)	Due to change in presentation
Goodwill *2	-	95.7	95.7	Increase due to change in presentation and additional purchase of shares of Kirin Beverage Co., etc.
Other *2	99.8	69.9	(29.9)	Due to change in presentation
LIABILITIES				
Current Liabilities				
Notes and accounts payable, trade	92.4	102.9	10.5	Increase due to addition of newly consolidated subsidiaries (Mercian), etc. *1
Bonds due within one year	69.9	-	(69.9)	Decrease due to redemption of bond at Parent Company
Other	42.0	60.5	18.4	Increase in payables-others due to addition of newly consolidated subsidiaries (Mercian), etc. *1
Long-term Liabilities				
Long-term debt	90.4	124.4	34.0	Increase due to addition of newly consolidated subsidiaries (Mercian), etc. *
Employees' pension and retirement benefits	70.3	59.0	(11.3)	Decrease due to the change in the pension and retirement benefit plans of Parent Company, etc.
SHAREHOLDERS' EQUITY AND NET ASSETS				
Foreign currency translation adjustments	(15.1)	0.4	15.6	Increase due to yen depreciation and transfer to foreign currency translation adjustments of foreign subsidiaries and affiliates, etc.
Minority interests	67.9	46.4	(21.5)	Decrease due to additional purchase of shares of Kirin Beverage, etc.

*1 Mercian has been included in the scope of consolidation since the 4th quarter ended of the previous year.

*2 Effective from the interim accounting period ended June 30, 2006, the Company adopted the revision of "Regulations concerning the Terminology, Forms and Preparation Methods of Financial Statements (Cabinet Office Ordinary No.56 issued on April 26, 2006) and presented "consolidation difference" and "goodwill" as "Goodwill".

In addition, goodwill amounted to ¥24.1 billions is included in "Goodwill" for March 31, 2007.

Non-consolidated

1. Results of Operations

(¥ billions)

	2006		2007	
	The 1st quarter Actual		The 1st quarter Actual	
(year-on-year rate)				
Sales	186.7	17.6%	186.4	(0.2%)
Operating income	1.8	-	2.1	17.4%
Ordinary income	9.2	-	10.6	14.9%
Net income	6.4	-	6.8	6.1%

2. Sales Details

	2006				2007			
	The 1st quarter Actual		Annual Actual		The 1st quarter Actual		Annual Forecast *1 (Disclosed on February 7, 2007)	
Sales volume of Alcohol beverages business (year-on-year rate)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer	190	0.2%	1,019	(5.6%)	200	5.6%	1,067	4.6%
Happo-shu	177	(1.0%)	866	3.5%	171	(3.5%)	898	3.6%
New genre	96	-	492	39.6%	88	(8.1%)	546	10.8%
Subtotal	463	25.4%	2,379	4.8%	460	(0.7%)	2,511	5.5%
RTD *2	43	2.0%	228	4.8%	34	(19.9%)	236	3.2%
Sales volume by major brands (year-on-year rate)	Million cases		Million cases		Million cases		Million cases	
LAGER	6.96	(5.0%)	35.00	(10.9%)	6.25	(10.2%)	28.90	(17.4%)
ICHIBAN SHIBORI	7.37	5.0%	40.20	(3.4%)	7.19	(2.4%)	40.50	0.7%
TANREI	11.58	(11.6%)	57.70	(7.4%)	11.63	0.4%	59.70	3.5%
NODOGOSHI NAMA	7.58	-	38.90	39.4%	6.97	(8.0%)	43.10	10.8%
Breakdown of sales (year-on-year rate)	¥ billions		¥ billions		¥ billions		¥ billions	
Alcohol Beverages	170.3	16.9%	885.1	3.1%	170.1	(0.1%)	938.0	6.0%
Beer	75.7	0.1%	408.8	(5.8%)	79.9	5.6%	428.0	4.7%
Happo-shu	52.2	0.6%	255.4	4.0%	50.5	(3.2%)	265.0	3.7%
New genre	23.3	-	124.3	44.6%	22.6	(3.1%)	140.0	12.6%
Subtotal	151.3	18.5%	788.5	3.0%	153.1	1.2%	833.0	5.6%
RTD *2	11.5	1.8%	60.5	3.9%	9.6	(17.2%)	65.0	7.4%
Shochu, Whiskey, Spirits and Wines, etc.	7.4	11.4%	36.0	3.4%	7.4	(0.1%)	40.0	10.9%
Pharmaceuticals	13.1	10.3%	61.8	(3.4%)	12.9	(1.4%)	64.0	3.4%

The above Sales volume and sales include exports.

*1 Estimated based on the system before the transition to a pure holding company and before business transfer to Mercian Corporation.

*2 Abbreviation of "Ready to Drink". It means low alcoholic beverages that people can drink directly from cans or bottles. The RTD market mainly at *Can Chu-hi* is expanding in Japan.

Non-consolidated

3. Profit Breakdown for the 1st quarter (Actual)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Operating income and loss	0.2	Increase in marginal profit of alcohol beverage business (Sales increase in beer (10 thousand KL, 1.1), sales decrease in *happo-shu* ((6) thousand KL, (0.6)), in new genre ((8) thousand KL, (0.8)), and in RTD ((9) thousand KL, (0.5)), change in products mix, etc.)
	(0.3)	Decrease in marginal profit of pharmaceuticals business
	(1.1)	Increase in raw material cost of alcohol beverage (Increase in price for cans and cartons (0.6), malt (0.2), etc.)
	0.9	Decrease in selling cost (Decrease in sales promotion and advertising expenses 1.1; beer, *happo-shu* and new genre 0.7, RTD (0.1), etc., increase in transportation cost (0.2), etc.)
	0.3	Decrease in depreciation (7.4 => 7.1)
	(0.0)	Increase in labor cost (17.6 => 17.6)
	0.3	Other (Decrease in R&D 0.5 (6.2 => 5.7), etc.)
Increase in operating income	0.3	FY2006 actual 1.8 => FY2007 actual 2.1

Non-Operating income and expenses	1.1	Increase in financial profit, net 1.6 (7.0 => 8.6), etc.
Increase in ordinary income	1.4	FY2006 actual 9.2 => FY2007 actual 10.6

Special income and expenses, income taxes, etc.	(0.4)	Decrease in gain on sales of investment securities (0.6), Increase in gain on sales of investments in subsidiaries and affiliates 0.3, etc.
	(0.6)	Income taxes, etc. (3.4 => 4.0)
Increase in net income	0.4	FY2006 actual 6.4 => FY2007 actual 6.8

Non-consolidated

4. Major Expenses and Others

(¥ billions)

	2006	2007
	The 1st quarter Actual	The 1st quarter Actual
Research and development expenses	6.2	5.7
Labor cost	17.6	17.6
Depreciation	7.4	7.1
Financial profit, net	7.0	8.6

5. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 The 1st quarter Actual	2007 The 1st quarter Actual	Increase (Decrease)	Reference
ASSETS				
Fixed Assets				
Investments and Other Assets				
Investment in subsidiaries and affiliates	317.1	411.1	94.0	Increase due to stock acquisition of Kirin Beverage Corporation and Mercian Corporation, etc.
LIABILITIES				
Current Liabilities				
Short-term loans payable	92.5	80.3	(12.2)	Decrease due to repayment to financial institution, etc.
Bonds due within one year	70.0	-	(70.0)	Decrease due to redemption of bonds
Long-term Liabilities				
Employees' pension and retirement benefits	60.5	48.3	(12.2)	Decrease due to the change in the pension and retirement benefit plans

(Reference Material)
Supplementary Information of Kirin Beverage Corporation

Sales Performance for the 1st quarter (Actual)

<Sales by Category (consolidated)>

(10,000 cases)

Domestic soft drink beverages			2006 The 1st quarter Actual		2007 The 1st quarter Actual				2007 year-beginning Forecast	
			Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio
Category	Tea drinks	Japanese Tea	669	18%	622	16%	(47)	93%	3,600	17%
		Oolong Tea	88	2%	71	1%	(17)	81%	300	1%
		Black tea	751	20%	854	21%	103	114%	3,900	18%
		Sub-total	1,508	40%	1,547	38%	39	103%	7,800	36%
	Functional drinks		158	4%	117	2%	(41)	74%	1,600	8%
	Coffee		719	19%	824	21%	105	115%	3,550	17%
	Fruit and vegetable juice		449	12%	538	13%	89	120%	2,550	12%
	Carbonated beverage		130	3%	108	2%	(22)	83%	700	3%
	Other		675	19%	821	21%	146	122%	4,520	21%
	Domestic soft drink beverage market total		3,639	97%	3,955	97%	316	109%	20,720	97%
Overseas markets	Overseas soft drink beverage market total		101	3%	131	3%	30	130%	680	3%
Total	Soft drink beverages total		3,740	100%	4,086	100%	346	109%	21,400	100%

<Sales by Container Type (consolidated)>

(10,000 cases)

Soft drink beverages			2006 The 1st quarter Actual		2007 The 1st quarter Actual				2007 year-beginning Forecast	
Container Type	Category	Details	Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio
Cans	Can	Including bottle styled cans	926	25%	976	24%	50	105%	4,200	20%
PET Bottles	Large-sized PET Bottles	2L	638	17%	707	18%	69	111%	4,500	21%
		1.5L, 1L, 900ml, 750ml	304	8%	300	7%	(4)	99%	1,600	7%
		Large-sized PET Bottles total	942	25%	1,007	25%	65	107%	6,100	28%
	Small-sized PET Bottles	500ml	876	23%	916	23%	40	105%	5,600	26%
		350ml or less	424	11%	557	13%	133	131%	2,500	12%
		Small-sized PET Bottles total	1,300	34%	1,473	36%	173	113%	8,100	38%
	PET Bottles total		2,242	59%	2,480	61%	238	111%	14,200	66%
Other containers	One-way/Returnable bottles, paper, gifts, etc.		471	13%	499	12%	28	106%	2,320	11%
Overseas markets	Soft drink beverages total		101	3%	131	3%	30	130%	680	3%
All containers	Container total		3,740	100%	4,086	100%	346	109%	21,400	100%

END